80
9/21/04

04013431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

AM 9-21-2004

SEC File Number

8-53100

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **July 1, 2003** and ending **June 30, 2004**

A. REGISTRANT INFORMATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Trenwith Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
3200 Bristol Street, Suite 400
(No. and Street)

RECD S.E.C.
SEP 2 0 2004
626

Costa Mesa	California	92626
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Ronald E. Ainsworth (714) 668-7333
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Virchow, Krause & Company, LLP
(Name – if individual, state last, first, middle name)

PROCESSED
SEP 22 2004
THOMSON FINANCIAL

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ronald E. Ainsworth, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Trenwith Securities, LLC as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President

Title

Notary Public

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [X] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of ORANGE } ss.

On AUGUST 19 2004 (Date) before me, SUSANNA G. LEDBETTER, NOTARY PUBLIC (Name and Title of Officer (e.g., "Jane Doe, Notary Public"))
personally appeared RONALD E. AINSWORTH (Name(s) of Signer(s)),

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

SUSANNA G. LEDBETTER
Commission # 1425949
Notary Public - California
Contra Costa County
My Comm. Expires Jun 22, 2007

WITNESS my hand and official seal.

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Oath or Affirmation

Document Date: July 1, 2003 – June 30, 2004 Number of Pages: 1

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: RONALD E. AINSWORTH

☐ Individual
☒ Corporate Officer — Title(s): PRESIDENT
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: TRENWITH SECURITIES, LLC

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

© 1999 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.nationalnotary.org Prod. No. 5907 Reorder: Call Toll-Free 1-800-876-6827

TRENWITH SECURITIES, LLC

Costa Mesa, California

Statements of Financial Condition
Including Independent Auditors' Report
June 30, 2004 and 2003

(Filed Pursuant to Rule 17a-5 Under the
Securities Exchange Act of 1934)

TRENWITH SECURITIES, LLC

Table of Contents

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

To the Members of
Trenwith Securities, LLC
Costa Mesa, California

We have audited the accompanying statement of financial condition of Trenwith Securities, LLC as of June 30, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. The statement of financial condition as of June 30, 2003 was audited by Kupferberg, Goldberg & Neimark, LLC whose report dated August 7, 2003 expressed an unqualified opinion on that statement. As of August 2, 2004, certain assets of Kupferberg, Goldberg & Neimark, LLC were acquired by and certain liabilities of Kupferberg, Goldberg & Neimark, LLC were assumed by Virchow, Krause & Company, LLP.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Trenwith Securities, LLC as of June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Chicago, Illinois
August 5, 2004

TRENWITH SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
June 30, 2004 and 2003

ASSETS

	2004	2003
ASSETS		
Cash	$ 881,953	$ 173,447
Deposit with broker-dealer	25,000	-
Accounts receivable, net of allowance for doubtful accounts of $25,000 in each year	705,720	1,068,375
Due from member	241,667	241,667
Work in progress	38,439	5,021
Non-compete agreement, net	19,992	29,988
TOTAL ASSETS	$ 1,912,771	$ 1,518,498

LIABILITIES AND MEMBERS' EQUITY

	2004	2003
LIABILITIES		
Accrued expenses	$ 533,963	$ 65,803
SUBORDINATED BORROWINGS	898,750	846,250
MEMBERS' EQUITY	480,058	606,445
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,912,771	$ 1,518,498

See notes to statements of financial condition.

TRENWITH SECURITIES, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION
June 30, 2004 and 2003

NOTE 1 - Nature of Operations

Trenwith Securities, LLC (the "Company") has operations in Costa Mesa, California; San Francisco, California; New York, New York; Chicago, Illinois; and Boston, Massachusetts. The Company provides long-term capital and corporate development services to companies or principals attempting to expand or divest their businesses. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of Delaware. The Company's operating agreement expires on December 31, 2025. As a limited liability company, the members' liability is limited to the extent of their direct equity investment.

NOTE 2 - Summary of Significant Accounting Policies

Revenue Recognition

Revenues from retainer type services are recognized when invoiced at the beginning of each period. Revenues from success fees are recognized only when the contractual contingent condition has been achieved.

Accounts Receivable

Accounts receivable consist of amounts due under various success fee and retainer fee arrangements with customers for various capital and development services rendered. Under a retainer fee arrangement, customers are invoiced in advance with net 30-day terms for the succeeding month services to be performed. Success fee arrangements are based on a pre-set formula determined at the commencement of each engagement. Occasionally, clients are invoiced on an hourly rate basis. Credit is granted to clients after the management of the Company approves the nature of the services to be performed.

The carrying amount of accounts receivable is reduced by a valuation account that reflects management's best estimate of accounts that will not be collected.

Work in Progress

Work in progress consists of employee expenses and time that have yet to be billed to the respective client.

TRENWITH SECURITIES, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION
June 30, 2004 and 2003

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Intangible Assets

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." As such, goodwill was deemed to be impaired during the year ended June 30, 2003 and the Company recorded an impairment loss of $90,072.

Intangible assets consist of a non-compete agreement which is amortized on the straight-line method over its original useful life of five years. Following is the amortization of the remainder of the non-compete agreement over the next two years and in the aggregate:

Year	Amount
2005	$ 10,000
2006	9,992
Total	$ 19,992

Income Tax

As a limited liability company, the Company elected to be treated as a partnership; consequently, taxable income or loss is allocated to the members in accordance with their respective percentage ownership and no provision or liability for income taxes has been included in the financial statements. The Company may be liable for state taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TRENWITH SECURITIES, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION
June 30, 2004 and 2003

NOTE 3 - Subordinated Borrowings

The Company has a $750,000 subordinated loan agreement with one of its members. The loan bears interest at 7% and expires on September 30, 2004. The NASD approved this subordinated loan agreement; thereby, the amounts due under the agreement are available in computing net capital under the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (see Note 8). To the extent that this borrowing is required for the Company's continued compliance with the minimum net capital requirements, it may not be repaid. In addition, all interest accrued on the subordinated loan is, by its terms, designated as additional subordinated debt for the purposes of computing net capital. As of June 30, 2004 and 2003, there was $898,750 and $846,250, respectively, outstanding under this loan agreement, which included accrued interest of $148,750 and $96,250, respectively.

NOTE 4 - Retirement Plan

The Company maintains an employee 401(k) and profit sharing plan covering substantially all of its eligible employees, as defined by the plan. Under the terms of the plan, the Company may make discretionary matching contributions. The Company made matching contributions of $36,252 and $6,189 for the years ended June 30, 2004 and 2003, respectively.

NOTE 5 - Related Parties

The Company has a facilities usage agreement with one of its members to provide various office space, telephone, office services, and computer support. The rent varies from month-to-month based on equipment usage and the number of employees in each office. This agreement expires on June 30, 2005. The total amounts paid to the member for the years ended June 30, 2002 and 2003 were $247,176 and $164,087, respectively.

In the normal course of its operations, the Company provides consultation and financial advisory services to one of its members. The Company charged approximately $475,000 and $114,000 of management and investment advisory fees to the member, of which approximately $1,400 and $94,900 were included in accounts receivable as of June 30, 2002 and 2003, respectively.

TRENWITH SECURITIES, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION
June 30, 2004 and 2003

NOTE 5 - Related Parties (cont.)

In connection with the asset purchase agreement of Trenwith Securities, Inc., one of the members agreed to become contingently liable for the collection of unpaid investment banking fees of $750,000. $518,333 of these fees were paid during the year ended June 30, 2002, with the remainder to be paid by June 30, 2005. No fees were collected during the years ended June 30, 2002 or 2003. In addition, this member's initial capital contribution of $10,000 remains unpaid at June 30, 2002. Therefore, the total amount contingently due from this member as of June 30, 2002 and 2003 was $241,667.

NOTE 6 - Warrants

On March 1, 2002, in connection with a success fee arrangement, the Company received warrants to purchase up to 10,000 shares of a closely held company. These warrants expire March 1, 2007. At June 30, 2002 and 2003, the Company's management has estimated the warrants to have no value. Therefore, no amounts have been recorded in these financial statements.

NOTE 7 - Concentrations of Credit Risk/Significant Clients

For the year ended June 30, 2002, the Company derived approximately 43% of its revenue from three clients. These clients individually represented greater than 10% of the total revenues recognized during the year. Amounts due from these clients as of June 30, 2002 approximated $145,000.

For the year ended June 30, 2003, the Company derived approximately 52% of its revenue from three clients. These clients individually represented greater than 10% of the total revenues recognized during the year. Amounts due from these clients as of June 30, 2003 approximated $525,000.

TRENWITH SECURITIES, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION
June 30, 2004 and 2003

NOTE 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2004 and 2003, the Company had net capital of $347,990 and $107,644, respectively, which was $297,990 and $57,644, respectively, in excess of its required net capital of $50,000. At June 30, 2004, the Company's ratio of aggregate indebtedness to net capital was 1.43 to 1.